Form 51-102F3

Material Change Report

1.	Name and Address of Company

Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

2.	Date of Material Change

August 11, 2011

3.	News Release

A news release was issued on August 11, 2011 through PR Newswire announcing the signing of an Asset Purchase and Sale Agreement with Pinson Mining Company. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

The Company has signed an Asset Purchase and Sale Agreement with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, to acquire PMC’s 70 percent interest in the Pinson Mine, located in Humboldt County, Nevada.

5.	Full Description of Material Change

Atna is acquiring PMC's 70 percent interest in the four square miles of land (2,480 acres) that contains the currently estimated mineral resources. Interests in lands formerly held by Atna's joint venture with PMC outside of the four sections being purchased by Atna, will become the property of PMC. Each party will assume the environmental liabilities and permit obligations associated with the respective land positions. Atna's joint venture with PMC will be terminated as part of this transaction. In addition to the land interest received by PMC, Atna will pay $15.0 million in cash, plus 15 million common shares of Atna, which will be subject to a standard four month hold period. PMC retains a 10 percent net profits royalty that will be triggered after the first 120,000 ounces of gold are produced.

Atna has arranged a $20 million Credit Agreement with Sprott Resource Lending Partnership ("Sprott") to finance the monetary portion of the acquisition. The term of this facility is one year, with an optional one-year extension based on meeting certain criteria or at Sprott's discretion. Interest on any unpaid principal balances shall accrue at an annual rate of 9.0 percent compounded monthly. Atna also paid a structuring fee of $150,000 and, as consideration for advancing the facility, will pay an arrangement fee of $700,000. This fee is payable in common shares of Atna determined on the basis of a price per share equal to a 10 percent discount to the five day volume-weighted average trading price of the shares on the Toronto Stock Exchange immediately prior to the date the facility is advanced. The credit facility is contingent upon completion of the acquisition.

Closing the Pinson acquisition and related financing are each subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the acceptance of the Toronto Stock Exchange.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

James Hesketh
President and Chief Executive Officer
Phone  (303) 278-8464 (Ext.105)

9.	Date of Report

August 11, 2011

SCHEDULE A

PRESS RELEASE

News Release

FOR IMMEDIATE RELEASE: August 11, 2011	PR 11-18

Atna Resources Acquires Pinson Gold Mine

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/ OTCBB:ATNAF) is pleased to announce it has signed an Asset Purchase and Sale Agreement with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, to acquire PMC’s 70 percent interest in the Pinson Mine, located in Humboldt County, Nevada. On closing, Atna will also sign a non-exclusive Ore Milling and Gold Purchase Agreement with an affiliate of PMC allowing for processing of Pinson Mine ores at Barrick's Goldstrike processing facilities.

"Unlocking value from the Pinson Mine has been a stated goal for the Company. By consolidating control of this project in Atna, we believe that the Company will be able to achieve this goal,” states James Hesketh, Atna’s President & CEO. "This acquisition gives Atna 100 percent control of a high grade gold resource located on the prolific Getchell gold belt of northern Nevada. At a cost of approximately $15.50 per gold resource ounce acquired, not including the value of lands swapped, we believe that this transaction provides significant accretive value to Atna's shareholders. In addition to the near term gold production potential, we believe that Pinson has substantial potential for resource expansion. We also welcome Barrick as a significant new shareholder of Atna as a result of this transaction."

This acquisition will consolidate Atna's ownership of the mineral resources at the Pinson Mine. The estimated mineral resources of the Pinson Mine as reported in its June 2007, NI 43-101 Technical Report are set forth below:

Resources Summary (RF, CX, Ogee, CX-West)

	Tons (tonnes)*	oz/ton Au (grams/tonne)	Contained Ounces Gold (kilograms)*
Measured	1,152,400 -1,045,440	0.454 -15.6	523,200 -16,300
Indicated	1,353,500 -1,227,875	0.399 -13.7	540,600 -16,800
M + I	2,506,000 -2,272,500	0.424 -14.5	1,063,800 -32,950
Inferred	3,374,500 -3,061,295	0.34 -11.7	1,146,600 -35,800
(Cut-off grade equals 0.20oz/ton gold; 6.9 grams/tonne gold)
* Columns do not add up due to rounding

Atna's future plans for this project include the completion of a feasibility study to define an underground development plan and to provide an updated estimate of mineral resources and proven and probable ore reserves. Early tasks will include the retention of an underground mining contractor, driving secondary access, test mining and ore stope delineation work. The Company’s goal is to develop a project capable of producing between 50,000 and 100,000 ounces of gold per year at competitive production costs.
Atna is acquiring PMC's 70 percent interest in the four square miles of land (2,480 acres) that contains the currently estimated mineral resources. Interests in lands formerly held by Atna's joint venture with PMC outside of the four sections being purchased by Atna, will become the property of PMC. Each party will assume the environmental liabilities and permit obligations associated with the respective land positions. Atna's joint venture with PMC will be terminated as part of this transaction. In addition to the land interest received by PMC, Atna will pay $15.0 million in cash, plus 15 million common shares of Atna, which will be subject to a standard four month hold period. PMC retains a10 percent net profits royalty that will be triggered after the first 120,000 ounces of gold are produced.

Atna has arranged a $20 million Credit Agreement with Sprott Resource Lending Partnership ("Sprott") to finance the monetary portion of the acquisition. The term of this facility is one year, with an optional one-year extension based on meeting certain criteria or at Sprott's discretion. Interest on any unpaid principal balances shall accrue at an annual rate of 9.0 percent compounded monthly. Atna also paid a structuring fee of $150,000 and, as consideration for advancing the facility, will pay an arrangement fee of $700,000. This fee is payable in common shares of Atna determined on the basis of a price per share equal to a 10 percent discount to the five day volume-weighted average trading price of the shares on the Toronto Stock Exchange immediately prior to the date the facility is advanced. The credit facility is contingent upon completion of the acquisition.

Closing the Pinson acquisition and related financing are each subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the acceptance of the Toronto Stock Exchange.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration, a Licensed Geologist and Qualified Person and Mr. Stanley has verified the authenticity and validity of the technical information contained in this news release.

For additional information on Atna Resources and the Pinson Mine project, please visit our website at www.atna.com.
This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to completion of the acquisition, resource expansion potential, mine development, gold production, and economic potential at the Pinson property. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production and operating costs, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.
Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:
James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com